September 27, 2024

Claudius Tsang
Chief Executive Officer and Chairman
SPAC III Acquisition Corp.
The Sun   s Group Center
29th Floor, 200 Gloucester Road
Wan Chai
Hong Kong

       Re: SPAC III Acquisition Corp.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 9, 2024
           CIK No. 0001890361
Dear Claudius Tsang:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
September 5, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 4 and the revised disclosure. Please revise to reference all disclosure regarding compensation and conflicts. For example, we note your applicable disclosures in the Summary section and in "Proposed Business
- Our Sponsor."
2. We note your response to prior comment 5. As previously stated, please revise to include a cross-reference to the risk factors section, highlighted by prominent type or in another manner, and include the page number where it appears in the prospectus. See Item
       501(b)(5) of Regulation S-K.
 September 27, 2024
Page 2

Our Competitive Advantages, page 5

3.     We note your response to prior comment 7 that A SPAC (HK) Acquisition
Corp.   s listing
       was abandoned and there is no intention to resume the listing. Please revise your disclosure in this section consistent with the response.
Summary
Compensation, page 5

4. We acknowledge your revised disclosures in response to prior comment 6. As previously stated, please also revise your narrative disclosure here to discuss the anti-dilution provisions of the Class B ordinary shares and how they may result in a material dilution of
       the purchasers    equity interests.
The Offering, page 18

5. We note your response to prior comment 11. In your response, please provide the calculations that support your disclosure. In this regard, we note that your disclosures indicate that matters may be approved by a majority vote of your shareholders and that your quorum is 50% of your shares.
Our rights agreement will designate the courts. . ., page 67

6. We refer to your Rights Agreement filed as Exhibit 4.4 and your disclosure here. Please revise to specifically disclose that your exclusive forum provision in
Section 7.3 applies to
       actions arising under the Securities Act, or advise. Please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Our Sponsor, page 126

7. We note your response to prior comment 20. As previously stated, please also expand your disclosure to also discuss any circumstances under which the sponsor may surrender or cancel securities in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. In addition, to the extent that your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, or subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities, please add disclosure in the Risk Factors section about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the ability to transfer the founder shares or otherwise. Also, we note your statement that out-of-pocket expenses incurred by your insiders will not be reimbursed unless you consummate an initial business combination. Please revise your disclosure on page 16 to specifically disclose this information as well.
 September 27, 2024
Page 3

Principal Shareholders, page 162

8. We acknowledge your revised disclosures in response to prior comment 19. We note your disclosures here that the table reflects information as of the date of the prospectus, but your table also reflects ownership of shares by your independent directors, which you state in footnote 4 will be be transferred at the consummation of an initial business combination. In addition, your disclosures elsewhere indicate that such shares will be transferred at the closing of the offering. Please revise your disclosures throughout to reconcile. In addition, your disclosures indicate equal ownership of the sponsor by Ms.
       Shie and Mr. Tsang, but you state that the sponsor is controlled by Claudius Tsang. Please expand your disclosures to explain whether Ms. Shie and Mr. Tsang have equal voting rights in the sponsor even though he directs its day-to-day operations. Please contact Howard Efron at 202-551-3439 or Wilson Lee at
202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Giovanni Caruso